Exhibit 99.1

11 November 2003

InterContinental Hotels Group PLC

Director's Interest in Shares

The Company was notified on 10 November 2003 that prior to the lapse on 11 October 2003 of all options granted under the Six Continents Sharesave Schemes, Sir Ian Prosser exercised his options over Six Continents PLC (Six Continents) shares, to which he was entitled under the Six Continents 2000 and 2001 Sharesave Schemes. As a result of the separation of Six Continents in April 2003 and the listing of InterContinental Hotels Group PLC (IHG) ordinary shares, Six Continents shares are no longer traded on the London Stock Exchange. Consequently they have been automatically exchanged for equivalent shares in IHG as follows:

Six Continents PLC options	exchanged for	IHG PLC ordinary shares	Date of exercise

647 at 598p		1105 at 350p	10 October 2003

617 at 626p		1054 at 366p	10 October 2003

Sir Ian Prosser retains this holding of ordinary shares in IHG.

The arrangements under which all holders of options under the Six Continents Sharesave Schemes were given the opportunity to exercise their options in this way were set out in the Circular to Six Continents shareholders and the IHG Listing Particulars dated 17 February 2003.

Name of contact for this RNS Announcement:

Catherine Springett                               Tel: 01753 410 242
Head of Secretariat
InterContinental Hotels Group PLC